SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 2)

NQ Mobile Inc.

(Name of Issuer)

American Depository Shares, each ADS represents five class A common shares,

par value $0.0001 per share.

(Title of Class of Securities)

64118U108**

(CUSIP Number)

Ryann Yap

c/o GSR Ventures

Suite 4801, 48/F Central Plaza, 18 Harbour Road, Wanchai, Hong Kong

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 64118108	13D	Page 2 of 16 Pages

**	The CUSIP number is for the American Depository Shares relating to the Class A Common Shares that trade on the New York Stock Exchange. Each ADS reflects five Class A Common Shares.

CUSIP No. 64118108	13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Ventures II, L.P. (“GSR II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

33,197,750 shares (represented by 32,735,485 Class B Common Shares, which may be converted into 32,735,485 Class A Common Shares) and 462,265 Class A Common Shares represented by 92,453 American Depository Shares (“ADS”), all of which are directly owned by GSR II, except that GSR Partners II, L.P. (“Partners II”), the general partner of GSR II, and GSR Partners II, Ltd (GSR II Ltd”), the general partner of Partners II, may be deemed to have sole voting power, and Richard Lim, Sonny Wu, James Ding, Alex Pan, Kevin Fong, and Ryann Yap, the members of GSR II Ltd (the “Members”), may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
		33,197,750 shares (represented by 32,735,485 Class B Common Shares, which may be converted into 32,735,485 Class A Common Shares) and 462,265 Class A Common Shares represented by 92,453 ADSs, all of which are directly owned by GSR II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,197,750[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.17%[2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share. Each ADS reflects five Class A Common Shares.

2 Assumes conversion of all such reporting person’s Class B Common Shares and each ADS into Class A Common Shares.

CUSIP No. 64118108	13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR ASSOCIATES II, L.P. (“Associates II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

1,991,864 shares (represented by 1,964,129 Class B Common Shares, which may be converted into ,1,964,129 Class A Common Shares) and 27,735 Class A Common Shares represented by 5,547 ADSs, all of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,991,864 shares (represented by 1,964,129 Class B Common Shares, which may be converted into 1,964,129 Class A Common Shares) and 5,547 Class A Common Shares represented by 27,735 ADSs, all of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,864[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.85%[4]
14	TYPE OF REPORTING PERSON (See Instructions) PN

3 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share. Each ADS reflects five Class A Common Shares.

4 Assumes conversion of all such reporting person’s Class B Common Shares and each ADS into Class A Common Shares.

CUSIP No. 64118108	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Partners II, L.P. (“Partners II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
35,189,614 shares (represented by 34,699,614 Class B Common Shares, which may be converted into 34,699,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.
8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER.

35,189,614 shares (represented by 34,699,614 Class B Common Shares, which may be converted into 34,699,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,189,614[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.02%[6]
14	TYPE OF REPORTING PERSON (See Instructions) PN

5 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share. Each ADS reflects five Class A Common Shares.

6 Assumes conversion of all such reporting person’s Class B Common Shares and each ADS into Class A Common Shares.

CUSIP No. 64118108	13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Partners II, Ltd. (“Ltd II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

35,189,614 shares (represented by 34,699,614 Class B Common Shares, which may be converted into 34,699,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates, except that Partners II may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

35,189,614 shares (represented by 34,699,614 Class B Common Shares, which may be converted into 34,699,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates, except that Partners II may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,189,614[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.02%[8]
14	TYPE OF REPORTING PERSON (See Instructions) OO

7 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share. Each ADS reflects five Class A Common Shares.

8 Assumes conversion of all such reporting person’s Class B Common Shares and each ADS into Class A Common Shares.

CUSIP No. 64118108	13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Richard Lim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 25,000 shares represented by 5,000 ADS.
	8

SHARED VOTING POWER

35,189,614 shares (represented by 34,699,614 Class B Common Shares, which may be converted into 34,699,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 25,000 shares represented by 5,000 ADS.
	10

SHARED DISPOSITIVE POWER.

35,189,614 shares (represented by 34,699,614 Class B Common Shares, which may be converted into 34,699,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,214,614[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.03%[10]
14	TYPE OF REPORTING PERSON (See Instructions) IN

9 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

10 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sonny Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0
	8

SHARED VOTING POWER

35,189,614 shares (represented by 34,699,614 Class B Common Shares, which may be converted into 34,699,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 0
	10

SHARED DISPOSITIVE POWER.

35,189,614 shares (represented by 34,699,614 Class B Common Shares, which may be converted into 34,699,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,189,614[11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.02%[12]
14	TYPE OF REPORTING PERSON (See Instructions) IN

11 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

12 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 9 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). James Ding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 500,500 shares represented by 100,100 ADS.
	8

SHARED VOTING POWER

35,189,614 shares (represented by 34,699,614 Class B Common Shares, which may be converted into 34,699,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 500,500 shares represented by 100,100 ADS.
	10

SHARED DISPOSITIVE POWER.

35,189,614 shares (represented by 34,699,614 Class B Common Shares, which may be converted into 34,699,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,690,114[13]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.24%[14]
14	TYPE OF REPORTING PERSON (See Instructions) IN

13 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

14 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 10 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Alex Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0
	8

SHARED VOTING POWER

35,189,614 shares (represented by 34,699,614 Class B Common Shares, which may be converted into 34,699,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 0
	10

SHARED DISPOSITIVE POWER.

35,189,614 shares (represented by 34,699,614 Class B Common Shares, which may be converted into 34,699,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have dispositive voting power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,189,614[15]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.02%[16]
14	TYPE OF REPORTING PERSON (See Instructions) IN

15 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

16 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 11 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kevin Fong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0
	8

SHARED VOTING POWER

35,189,614 shares (represented by 34,699,614 Class B Common Shares, which may be converted into 34,699,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 0
	10

SHARED DISPOSITIVE POWER.

35,189,614 shares (represented by 34,699,614 Class B Common Shares, which may be converted into 34,699,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive voting power, and the Members may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,189,614[17]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.02%[18]
14	TYPE OF REPORTING PERSON (See Instructions) IN

17 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

18 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 12 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Ryann Yap[19]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 10,000 shares represented by 2,000 ADS
	8

SHARED VOTING POWER

35,189,614 shares (represented by 34,699,614 Class B Common Shares, which may be converted into 34,699,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 10,000 shares represented by 2,000 ADS.
	10

SHARED DISPOSITIVE POWER.

35,189,614 shares (represented by 34,699,614 Class B Common Shares, which may be converted into 34,699,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive voting power, and the Members may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,199,614[20]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.03%[21]
14	TYPE OF REPORTING PERSON (See Instructions) IN

19 Ryann Yap became a Member as of July 1, 2011.

20 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

21 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 13 of 16 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D initially filed on May 4, 2011, as amended July 10, 2012 (as amended, the “Schedule 13D”) on behalf of (i) GSR Ventures II, L.P., a Cayman Islands limited partnership (“GSR II”); (ii) GSR Associates II, L.P., a Cayman Islands limited partnership (“Associates II”); (iii) GSR Partners II, L.P., a Cayman Islands limited partnership (“Partners II”); (iv) GSR Partners II, Ltd, a Cayman Islands exempted company (“Ltd II”); (v) Richard Lim (“Lim”), a citizen of the United States; (vi) Sonny Wu (“Wu”), a citizen of Canada; (vii) James Ding (“Ding”), a citizen of Hong Kong; (viii) Alex Pan (“Pan”), a citizen of Hong Kong; (ix) Kevin Fong (“Fong”), a citizen of the United States; and (x) Ryann Yap (“Yap”), a citizen of Singapore (collectively, the “Reporting Persons”). relating to American Depository Shares (“ADS”), each ADS represents five Class A common shares, par value $0.0001 par value per share (the “Class A Common Shares”), of NQ Mobile Inc., (the “Issuer”) and whose principal executive offices are located at No 4 Bldg, 11 Heping Li East St, Dongcheng District, Beijing, 100013, China relating to the beneficial ownership of American Depositary Shares (“ADSs”) of ordinary shares. Except as set forth below, this Amendment No. 2 does not supplement, restate or amend any of the other information disclosed in the Schedule 13D. This Amendment No. 2 is being filed solely for the purpose of replacing the redacted copies of the Exhibits noted in Item 7 below with the unredacted copies. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 13D.

CUSIP No. 64118108	13D	Page 14 of 16 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

This Item 7 is being amended to replace the previously filed redacted copies of Exhibits B and C with unredacted copies of such plans.

EXHIBIT B	Rule 10b5-1 Distribution Plan between GSR Ventures II, L.P. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated June 29, 2012.
EXHIBIT C	Rule 10b5-1 Distribution Plan between GSR Associates II, L.P. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated June 29, 2012.

CUSIP No. 64118108	13D	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2012

GSR Ventures II, L.P. and GSR Associates II, L.P.	/s/ Richard Lim
By GSR Partners II, L.P.	Signature
Their General Partner
By GSR Partners II, Ltd	Richard Lim
Its General Partner	Director

GSR Partners II, L.P.	/s/ Richard Lim
By GSR Partners II, Ltd	Signature
Its General Partner
Richard Lim
Director

GSR Partners II, Ltd	/s/ Richard Lim
Signature

Richard Lim
Director

Richard Lim	/s/ Richard Lim
Signature

Sonny Wu	/s/ Sonny Wu
Signature

James Ding	/s/ James Ding
Signature

CUSIP No. 64118108	13D	Page 16 of 16 Pages

Alex Pan	/s/ Alex Pan
Signature

Kevin Fong	/s/ Kevin Fong
Signature

Ryann Yap	/s/ Ryann Yap
Signature